EXHIBIT 11.1

THIRD AMENDED AND RESTATED UNCOMMITTED INSURED TRADE
RECEIVABLES PURCHASE AGREEMENT

     THIS THIRD AMENDED AND RESTATED UNCOMMITTED INSURED TRADE RECEIVABLES PURCHASE AGREEMENT (this “Agreement”) is made as of March 22, 2005 by and among Lam Research Corporation, a Delaware corporation (“Lam”), Lam Research International SARL, a Swiss corporation (“LRI”) and a subsidiary of Lam (Lam and LRI each a “Seller” and collectively, “Sellers”) and ABN AMRO Bank N.V. (“Buyer”).

RECITALS

     A. Lam and Buyer have previously entered into that certain Second Amended and Restated Uncommitted Insured Trade Receivables Purchase Agreement dated as of March 21, 2003 (the “March Agreement”), pursuant to which Lam agreed to sell and Buyer agreed to buy, on an uncommitted basis, certain accounts receivable, subject to the terms and conditions of the March Agreement, as amended by (i) that certain Amendment to Second Amended and Restated Uncommitted Insured Trade Receivables Purchase Agreement dated as of September 24, 2003 (the “First Amendment”) among Sellers and Buyer and (ii) that certain Second Amendment to Second Amended and Restated Uncommitted Insured Trade Receivables Purchase Agreement dated as of June 2, 2004 (the “Second Amendment”) among Sellers and Buyer (the March Agreement, as amended by the First Amendment and the Second Amendment, the “Purchase Agreement”).

     B. Sellers and Buyer desire to amend and restate the Purchase Agreement on the terms set forth herein to reduce the amount of the receivables purchase facility to $50,000,000 and to make certain other changes, all as reflected herein. Subsequent to the Effective Date, the Purchase Agreement shall be amended and restated to read as set forth herein.

     C. Sellers desire to sell certain of their accounts receivable from time to time, and Buyer is willing to purchase from Sellers on an uncommitted basis such accounts receivable on the terms set forth herein.

     D. Lam owns all of the issued and outstanding capital stock of LRI and desires to guarantee the obligations of LRI under this Agreement.

AGREEMENT

     NOW, THEREFORE, in consideration of the above Recitals, the mutual covenants herein contained, and the exchange of consideration provided hereinafter, the receipt and adequacy of which the parties hereby acknowledge, the parties hereto hereby agree as follows:

     1. Sale and Purchase.

          (a) Sale. Each Seller, from time to time during the period commencing on the Effective Date and terminating on the last day of the Purchase Period, may submit to Buyer a request at least three (3) Business Days preceding the proposed Purchase Date (each, a

“Request”) that it purchase from such Seller the Eligible Receivables described in the Request (or substitutions thereof as approved by Buyer on the Purchase Date). Subject to satisfaction of the conditions precedent set forth in subsection (b) of this section, Buyer may purchase, and assuming Buyer decides to purchase, such Seller shall sell, all of such Seller’s right, title and interest (but none of such Seller’s obligations) with respect to such Eligible Receivables as of the Purchase Date with respect to such Eligible Receivables (such Eligible Receivables sold under this Agreement shall be collectively referred to herein as the “Purchased Receivables”). Buyer shall not purchase Eligible Receivables that a Seller offers to the extent that the aggregate purchase price paid by Buyer for Purchased Receivables would exceed Fifty Million Dollars ($50,000,000) (the “Total Uncommitted Facility”). It is the parties’ intent that the sale and transfer hereunder be treated for all purposes as a true sale of the Purchased Receivables by the applicable Seller to Buyer. The purchase of Purchased Receivables shall be evidenced by an Instrument of Transfer and Assignment in substantially the form of Exhibit “A” attached hereto (each, an “Assignment”).

          (b) Conditions Precedent to Execution. The obligation of Buyer to enter into this Agreement is subject to receipt by Buyer, on or prior to the Effective Date, of each item listed on Schedule 2 attached hereto as being deliverable on or prior to such date, each in form and substance satisfactory to Buyer.

          (c) Conditions Precedent to Purchase of Receivables. Buyer shall not be required to purchase Eligible Receivables described in a Request (or substitutions thereof as approved by Buyer on the Purchase Date) unless on the Purchase Date therefor:

               (i) Buyer has received an Assignment transferring such Purchased Receivables to Buyer on such Purchase Date duly executed by the applicable Seller, and the aggregate value of all such Purchased Receivables to be purchased by Buyer on such Purchase Date equals or exceeds $1,000,000;

               (ii) Buyer has received the invoices for such Purchased Receivables and such other supporting documentation that Buyer has reasonably requested;

               (iii) Such Seller’s representations, warranties and covenants herein are true and accurate in all material respects on such Purchase Date;

               (iv) No Event of Repurchase exists on such Purchase Date with respect to which the applicable Seller has not repurchased, and paid the full purchase price for, the affected Purchased Receivables to the extent required to do so in accordance with Section 6;

               (v) The applicable Seller shall have paid to Buyer in immediately available funds the aggregate Drawdown Fee payable in respect of such Purchased Receivables; and

               (vi) in the case of any Request which includes Eligible Long-Term Receivables, the following additional conditions precedent shall apply:

                    (1) Buyer shall have obtained such internal credit approvals as may be necessary to permit Buyer to purchase such Eligible Long-Term Receivables, it being acknowledged and agreed that (x) Buyer has neither sought nor obtained such approvals as of the date hereof and that, without limitation of the uncommitted nature of Buyer’s obligations hereunder, there can be no assurances that such approvals, if sought, will be obtained, and (y) any such approval, if granted, may be conditioned upon payment by the applicable Seller of a structuring fee or other terms, all of which would be negotiated in good faith by the parties hereto at the time of such approval, and

                    (2) not more than one (1) Request in respect of Eligible Long-Term Receivables may be delivered hereunder.

          (d) Purchase Price. The purchase price for Purchased Receivables (the “Purchase Price”) purchased on a Purchase Date shall be the amount obtained by multiplying (i) 1.00 minus the Purchase Percentage applicable to such Purchased Receivables, expressed as a decimal and as determined in accordance with Exhibit “C”, times (ii) the aggregate Net Invoice Amount of such Purchased Receivables. The Purchase Price, denominated in U.S. dollars, shall be wired on the Purchase Date to an account designated by the applicable Seller and maintained with Buyer or one of its affiliates.

          (e) [Reserved.]

          (f) No Recourse. Except as otherwise provided in Section 6, each purchase of the Purchased Receivables is made without recourse to Sellers and Sellers shall have no liability to Buyer for any Approved Customer’s failure to pay any of its Purchased Receivables when it is due and payable under the terms of the applicable Receivables Documentation.

          (g) Collection Expenses Account. Under the Purchase Agreement, Buyer established an interest-bearing account (the “Collection Expenses Account”) into which it deposited funds equal to One-Hundredth of One Percent (0.01%) of the Net Invoice Amount of the Purchased Receivables acquired on each Purchase Date under the Purchase Agreement. Such funds were administered pursuant to requirements of the Purchase Agreement. On each Purchase Date under this Agreement, Buyer shall deposit into the Collection Expenses Account funds equal to One-Hundredth of One Percent (0.01%) of the Net Invoice Amount of the Purchased Receivables acquired on such Purchase Date. Each Seller, so long as it acts as the collection agent in accordance with Section 5, shall have the right to draw funds from the Collection Expenses Account from time to time to cover the Collection Expenses that it incurs as the collection agent. Upon Buyer’s request, each Seller shall provide Buyer with written evidence of the Collection Expenses for which it has received reimbursement from the Collection Expenses Account. Upon Buyer’s receipt of all payments due with respect to the Purchased Receivables purchased on a Purchase Date (the “Purchase Date Receivables”), whether through payments made by or on behalf of the Approved Customers and/or payments made under the Insurance Policy and payments made by the applicable Seller hereunder, such Seller shall be entitled to receive, as compensation for the collection agent services performed hereunder with respect to such Purchased Receivables, the Net Funds. “Net Funds” means, with respect to the Purchase Date Receivables for each Purchase Date, the amount determined by multiplying the aggregate amount deposited in the Collection Expenses Account as of the date that the Net Funds are being determined (the “Calculation Date”) by a fraction, the numerator of which is the Net Invoice Amount of the Purchase Date Receivables and the denominator of which is the aggregate Net Invoice Amount of all the Purchased Receivables sold hereunder as of the Calculation Date. On the date that no further purchase transactions are authorized hereunder Sellers, as compensation for the collection agent services performed hereunder, shall be entitled to all funds remaining in the Collection Expenses Account.

          (h) Rebate. Upon Buyer’s receipt of all payments due with respect to the Purchased Receivables purchased on a Purchase Date, whether through payments made by or on behalf of the Approved Customers and/or payments made under the Insurance Policy and payments made by the applicable Seller hereunder, Buyer and such Seller shall determine the Average Collection Days for such Purchased Receivables. If the Average Collection Days in respect of such Purchased Receivables is less than (1) the number of days agreed to by Buyer and such Seller on or as of the relevant Purchase Date, in the case of any Eligible Long-Term Receivables, or (2) one hundred twenty (120) days in all other cases (such number of days with respect to any Purchased Receivables being referred to as the “Projected Collection Days” therefor), then Buyer shall pay to such Seller the amount equal to the sum obtained by multiplying (i) the Purchase Percentage in respect of such Purchased Receivables, as defined in Exhibit ”C”, times (ii) the Net Invoice Amount of the subject Purchased Receivables, times (iii) the difference between the Average Collection Days in respect of such Purchased Receivables and the Projected Collection Days in respect of such Purchased Receivables, and dividing that amount by the Projected Collection Days in respect of such Purchased Receivables. Buyer shall pay such rebate, if any, to the applicable Seller within five (5) Business Days after the end of each month for rebates calculated on the last Business Day of such prior month. Notwithstanding the foregoing, Buyer shall not be required to pay any rebate to either Seller in respect of any Purchased Receivables purchased on a Purchase Date unless all Purchased Receivables purchased on all prior Purchase Dates hereunder have also been paid in full as of the date such rebate is to be paid (whether through payments made by or on behalf of the Approved Customers, payments made under the Insurance Policy or payments made by Sellers hereunder).

     2. Sellers’ Representations and Warranties. Sellers each severally represent and warrant to Buyer as to itself on each Purchase Date that:

          (a) Purchased Receivables. Exhibit “1” to each Assignment contains a true and correct list of the Approved Customers, the purchase order numbers, and the invoice numbers (the invoices and all documentation relating to the Purchased Receivables collectively the “Receivables Documentation”), and the Initial Payments in respect thereof which comprise the Purchased Receivables on such Purchase Date. Buyer has received true and correct copies of the Receivables Documentation relating to each of the Purchased Receivables referred to in clause (ii) of Section 1(c). None of the Purchased Receivables are currently evidenced by chattel paper or instruments. Each of the Purchased Receivables is in full force and effect and is the valid and binding obligation of the parties thereto, enforceable in accordance with its terms, and constitutes the applicable Approved Customer’s legal, valid and binding obligation to pay to the applicable Seller the amount of the Purchased Receivables, subject, as to enforcement of such Approved Customer’s payment obligation, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors’ rights. Neither the applicable Seller nor any of the Approved Customers is in default in the performance of any of the provisions of the Receivables Documentation applicable to its transactions included within the Purchased Receivables. The applicable Seller has delivered to each Approved Customer all equipment and related materials and performed all services required to be so delivered or performed by the terms of the Receivables Documentation for its Purchased Receivables. The payments due with respect to each Purchased Receivable are not contingent upon such Seller’s fulfillment of any obligation.

          (b) The Assignment; No Offset; No Liens. When executed and delivered pursuant hereto, each Assignment will vest in Buyer all of the applicable Seller’s right, title and interest (but none of such Seller’s obligations) with respect to the Purchased Receivables covered thereby. The Purchased Receivables are not subject to any offset, counterclaim or other defense, whether arising out of the transactions contemplated by the Receivables Documentation or independently thereof. The applicable Seller is transferring the Purchased Receivables free and clear of all security interests, liens, charges or encumbrances and without any Disputes.

          (c) Insurance Policy. The Insurance Policy is in full force and effect and each Purchased Receivable meets each requirement for an insured transaction thereunder. Each Seller has complied with all terms, provisions and obligations under the Insurance Policy, and (i) all premiums under the Insurance Policy which are due and payable on or before such Purchase Date have been fully paid and (ii) Buyer is entitled to the benefits as a loss payee under the Insurance Policy.

          (d) Due Incorporation, Qualification, Etc. Each Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of its state or other jurisdiction of incorporation; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed is reasonably likely to result in a Material Adverse Change.

          (e) Authority. The execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated thereby (i) are within the power of such Seller and (ii) have been duly authorized by all necessary actions on the part of such Seller.

          (f) Compliance; No Default. This Agreement constitutes the binding agreement of each Seller, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby (including without limitation the sale of the Purchased Receivables and related assets, and the pledge thereof) conflicts with, or causes a default under, or results in the creation of any security interest pursuant to, any other agreement to which such Seller is a party or is subject; nor does it breach any judgment, decree, order or permit applicable to such Seller.

          (g) Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, the shareholders of any Person) is required in connection with the execution and delivery of this Agreement and the performance and consummation of the transactions contemplated thereby, except such as have been made or obtained and are in full force and effect.

          (h) Litigation. No actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of either Seller, threatened against either Seller at law or in equity in any court or before any other Governmental Authority which (i) is reasonably likely (alone or in the aggregate) to result in a Material Adverse Change (other than as disclosed in Lam’s 10-K for the fiscal year ended June 27, 2004 or 10Q for the fiscal quarter ended December 26, 2004) or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by either Seller of this Agreement or the transactions contemplated hereby.

          (i) Accuracy of Information Furnished. Neither this Agreement nor any of the other certificates, statements or information furnished to Buyer by or on behalf of either Seller in connection with this Agreement or the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (j) No Material Adverse Change. No event has occurred and no condition exists which has resulted, or is reasonably likely to result, in a Material Adverse Change.

          (k) No Change of Control. No Change of Control has occurred.

     3. Sellers’ Covenants. Each Seller agrees during the term hereof to:

          (a) Further Assistance. From time to time, upon Buyer’s request, promptly and duly execute and deliver all such further documents and render all such assistance as Buyer requires to enable Buyer to obtain the full benefit of each Purchased Receivable;

          (b) Perform Terms. Duly perform and comply with all terms under each contract relating to the Purchased Receivables and promptly inform Buyer of any breach or default by either Seller or any Approved Customer of any of the terms thereof;

          (c) Not Adversely Affect Buyer’s Rights. Refrain from any act or omission which might in any way prejudice or limit Buyer’s rights under any of the Purchased Receivables, the Insurance Policy or this Agreement, or cause a Purchased Receivable to cease to satisfy each requirement of an insured transaction under the Insurance Policy, including extending the payment terms under any Purchased Receivables, unless approved in advance by both Buyer and the Insurer; not have the Approved Customer with respect to a Purchased Receivable become an affiliate or subsidiary of either Seller for purposes of the Insurance Policy;

          (d) Insurance Policy. Maintain the Insurance Policy in full force and effect (and not amend or alter it without Buyer’s prior written consent, given in its sole discretion) with an aggregate coverage amount of the dollar amount required from time to time in accordance with Exhibit “C”, attached hereto, as amended on each Purchase Date; comply with all requirements thereunder, including paying of all premiums thereunder, and provide Buyer promptly upon receipt copies of all notices (including all notices of any change in the terms or conditions) received from the Insurer; upon Buyer’s demand, reimburse Buyer for all costs it is required to pay pursuant to the Insurance Policy and indemnify and hold harmless Buyer against all costs it incurs in respect of the Insurance Policy, including premiums paid by Buyer, and credit insurance deductibles and retentions provided for under the Insurance Policy; reimburse Buyer for the co-insurance portion of the Purchased Receivables and the deductible amount for claims, if any, under the Insurance Policy;

          (e) File Insurance Claims. In the event of any Approved Customer’s non-payment of its Purchased Receivable, immediately upon the expiration of the Waiting Period file a claim for reimbursement under the Insurance Policy, and concurrently deliver to Buyer a copy of such notice of claim and otherwise take all other actions reasonably requested by Buyer with respect to enforcement of such claim; and

          (f) Receivables and Related Reports. Deliver to Buyer no later than the twentieth day of each month, a report by Sellers summarizing the following: (i) as of the last day of the previous month, the aging of the Purchased Receivables; (ii) as of the last day of the previous month, a list of all Defaulted Receivables and Delinquent Receivables, and (iii) such other information in summary form as Buyer requires, as well as a certification as to each Seller’s compliance with all terms and provisions contained herein.

     4. Indemnification.

          (a) Tax Indemnification. Each Seller severally shall pay, and protect, indemnify, defend and hold harmless Buyer and its directors, officers, employees, agents and advisors (“Indemnitees”) from and against, any taxes that may at any time be asserted in respect of the purchase transactions with such Seller (including any withholding, sales, occupational, excise, gross receipts, general corporation, personal property, privilege or license taxes, but not including taxes imposed upon Buyer with respect to its income arising out of the purchase transactions) and costs, expenses and reasonable counsel fees in defending against the same, whether arising by reason of the acts to be performed by such Seller hereunder or otherwise arising with respect to such Seller.

          (b) General Indemnification. Each Seller severally shall pay, and protect, indemnify, defend and hold Buyer and the other Indemnitees harmless from and against any and all liabilities, losses, damages or expenses of any kind or nature and from any suits, claims or demands (including in respect of or for reasonable attorney’s fees and other expenses) arising on account of or in connection with any matter or thing or action or failure to act by Indemnitees, or any of them, arising out of or relating to this Agreement, the Purchased Receivables (or related assets), or any transaction contemplated hereby, in each case relating to or arising out of such Seller’s actions, inaction, representations, warranties, covenants, Purchased Receivables or otherwise attributable to such Seller, including without limitation any liability to any third party who may, for any reason, be entitled to receive the purchase price of any Purchased Receivable, in whole or in part, except to the extent such liability arises from the willful misconduct or gross negligence of such Indemnitee.

     5. Sellers as Collection Agents.

          (a) Appointment. Buyer hereby appoints each Seller, and each Seller accepts such appointment, as Buyer’s collection agent with respect to collection and administration of the Purchased Receivables. As collection agent, each Seller shall receive all amounts owing on the Purchased Receivables from the Approved Customers thereunder as are paid to such Seller, for Buyer’s benefit. Such funds shall be Buyer’s exclusive property, and such Seller, upon receiving such funds, shall promptly place them in a segregated account as designated on its books and records, whereupon such funds shall be held in trust for Buyer’s exclusive benefit. Each Seller shall not, directly or indirectly, utilize any of such funds for its own purposes or commingle, other than in such Seller’s lockbox or other account for the period from collection until weekly remittance to Buyer in accordance with subsection (e) below, any of such funds with such Seller’s funds, and shall not have any right to pledge any of such funds as collateral for any obligations of such Seller or any other party.

          (b) Disputes. So long as either Seller is collection agent hereunder, it will promptly notify Buyer of, and promptly settle, all Disputes. The fees and expenses that such Seller incurs in handling Disputes, including attorneys’ fees, shall constitute Collection Expenses. However, if (i) such Seller does not settle a Dispute during the applicable Waiting Period or within such shorter period as Buyer determines, in its sole discretion, and (ii) an Event of Repurchase has occurred with respect to the Purchased Receivable which is the subject of such Dispute and such Seller has not made the full payments required with respect to such Event of Repurchase in accordance with Section 6, then Buyer may settle, compromise or litigate such Dispute in Buyer’s or such Seller’s name, upon such terms as Buyer, in its sole discretion, deems advisable and for Buyer’s account and risk.

          (c) Removal.

               (i) Procedure. Each Seller may resign from the performance of all its functions and duties hereunder as collection agent at any time by giving Buyer at least five (5) Business Days’ prior written notice. Such resignation shall take effect upon the successor collection agent’s acceptance of its appointment by Buyer. Upon the occurrence and during the continuation of an Event of Repurchase or a Prohibited Indebtedness Default with respect to a Seller, Buyer may immediately remove such Seller as collection agent hereunder, which removal shall take effect on the date specified in Buyer’s notice; provided, however, that Buyer shall have the right to remove LRI as a collection agent if Buyer has removed LAM as a collection agent pursuant to the provisions of this Section 5(c)(i).

               (ii) Effect. On the date that any Seller’s duties as collection agent are terminated in accordance with subsection (c)(i) of this section, such Seller shall receive, from the Collection Expenses Account, the sum of (A) the amount equal to all Collection Expenses that such Seller has incurred through such date, but for which it has not previously been reimbursed, and (B) the amount determined by multiplying the funds remaining in the Collection Expenses Account after such final Collection Expenses reimbursement by a fraction, the numerator of which is the aggregate dollar value of the Purchased Receivables of such Seller for which payment has been received as of such date, and the denominator of which is one hundred percent (100%) of the invoice amount of all the Purchased Receivables of such Seller as of the date that Buyer purchased them in accordance with Section 1(a).

          (d) Collection Expenses. Each Seller, in accordance with Section 1(g), shall be reimbursed from the Collection Expenses Account for all Collection Expenses that it incurs in performing its duties as collection agent hereunder. If the Collection Expenses exceed the amount deposited in the Collection Expenses Account, such Seller shall be solely responsible for such excess Collection Expenses and shall not have any right to seek reimbursement thereof from Buyer.

          (e) Payment. Until Buyer has been paid all amounts to which it is entitled as to any Purchased Receivable, each Seller shall (i) hold in trust for Buyer and turn over to Buyer upon receipt all payments made to such Seller with respect to such Purchased Receivable and (ii) turn over to Buyer upon receipt all instruments, chattel paper and other proceeds of such Purchased Receivable; provided, however, that unless an Event of Repurchase has occurred, such Seller may remit to Buyer amounts received by Seller and due to Buyer on the last Business Day of each week (each, a “Settlement Date”). On each Settlement Date, Sellers shall deliver to Buyer a report, in form and substance acceptable to Buyer, of the account activity (including dates and amounts of payments) and changes in account status for each Purchased Receivable. Each Seller shall pay all amounts due to Buyer in immediately available funds In the event either Seller shall default with respect to any of its payment obligations under this Agreement, such Seller shall pay interest on such unpaid amount at a rate per annum equal to the Prime Rate plus two percent (2%), until such obligations are paid in full.

          (f) Notice. So long as either Seller is acting as Buyer’s collection agent, it shall give Buyer prompt notice of the occurrence of any circumstance(s) that reasonably could be expected to result in a Material Adverse Change or adversely affect such Seller’s ability to perform its obligations hereunder.

          (g) Audit. So long as either Seller is acting as Buyer’s collection agent and for the one hundred eighty (180) day period commencing on termination of such Seller’s collection agent responsibilities, Buyer shall have a right to audit such Seller’s books for an accounting of the proceeds of the Purchased Receivables.

     6. Events of Repurchase. If any of the following events (each an “Event of Repurchase”) occurs with respect to a Seller and is continuing:

          (a) any representation or warranty by such Seller hereunder with respect to (i) any of the Purchased Receivables or (ii) the Insurance Policy, is incorrect in any material respect when made or deemed made and shall have an adverse effect on the ability to collect such Purchased Receivables;

          (b) such Seller fails to perform or observe any other term, covenant or agreement contained herein with respect to any of the Purchased Receivables or the Insurance Policy and such failure shall have an adverse effect on the ability to collect such Purchased Receivables, whether from the applicable Approved Customers, the Insurer or otherwise;

          (c) the amount payable with respect to a Purchased Receivable of such Seller is reduced as a result of any discount, adjustment, offset, counterclaim, warranty issue or refusal of an Approved Customer to pay due to lack of performance of such Seller or of the product sold or other act or omission by such Seller or its authorized agents (other than a discount or adjustment granted with Buyer’s written approval);

          (d) Buyer does not receive all amounts owing with respect to a Purchased Receivable of such Seller within one hundred twenty (120) days of the Purchase Date therefor (other than in the case of any Eligible Long-Term Receivables, where payment must be received within a time period to be agreed upon by Buyer and the applicable Seller on or about the relevant Purchase Date, if any); or

          (e) the Insurance Policy is cancelled, denied renewal or expires;

then, the applicable Seller shall, at the time, in the manner and otherwise as hereinafter set forth, repurchase and pay for the Purchased Receivables then outstanding affected by such Event of Repurchase at Buyer’s option and demand, to the extent that Buyer is not entitled to receive payment with respect to such Purchased Receivables under, and in accordance with the claims procedure set forth in, the Insurance Policy; provided, however, that the applicable Seller shall not be obligated to repurchase Purchased Receivables under clause (d) to the extent that the aggregate repurchase price for Purchased Receivables repurchased pursuant to such clause would exceed the then Repurchase Limit, as defined in Exhibit “C”, and in any case in which such non-payment of Purchase Receivables exceeds the Repurchase Limit, then Buyer, in its sole discretion, shall determine which Purchased Receivables such Seller repurchases. The repurchase price for a Purchased Receivable shall be the amount equal to the unpaid invoiced amount thereof. The repurchase price of a Purchased Receivable repurchased by a Seller pursuant to this section shall be paid to Buyer in immediately available funds without recourse to or warranty by Buyer.

     7. Notices. Unless otherwise provided herein, all communications by any party relating hereto or any other agreement entered into in connection herewith shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, or by facsimile (with confirmed receipt) to either Seller or Buyer, as the case may be, at its address set forth below:

If to Sellers:	Lam:

Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538-6517
Attn: Roch LeBlanc
Telephone: (510) 572-3547
Fax No: (510) 572-1586

LRI:

Lam Research International Sarl
Chemin de al Combeta 5
La Chaux-de-Fonds
Switzerland 2300
Attn: Craig Garber
Telephone: 41-32-924-2901
Fax No:

With a copy to Lam Research Corporation:

Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538-6517
Attn: Roch LeBlanc
Telephone: (510) 572-3547
Fax No: (510) 572-1586

If to Buyer:	ABN AMRO Bank N.V.
540 West Madison
Suite 2500
Chicago, IL
Attn: Deborah Scholl
Telephone: (312) 904-0575
Fax No: (312) 904-7399

A party may change the address at which it is to receive notices hereunder by written notice in the foregoing manner given to the other party. All such communications shall be effective (i) when sent by any recognized overnight delivery service, on the second business day following the deposit with such service; (ii) when mailed, first class postage prepaid and addressed as aforesaid through the United States Postal Service, upon receipt; (iii) when delivered by hand, upon delivery; and (iv) when faxed, upon confirmation of receipt.

     8. Survival. All covenants, representations and warranties made herein shall continue in full force and effect so long as any Purchased Receivables remain outstanding. Sellers’ obligations to indemnify Buyer with respect to the expenses, damages, losses, costs and liabilities shall survive until all applicable statute of limitations periods with respect to actions that may be brought against Buyer have run.

     9. Expenses. Sellers shall pay on demand (i) all reasonable fees and expenses, including reasonable attorneys’ fees and expenses, incurred by Buyer in connection with the preparation, execution and delivery of, and the exercise of its duties under, this Agreement and the preparation, execution and delivery of amendments and waivers hereunder and (ii) all reasonable fees and expenses, including reasonable attorneys’ fees and expenses, actually incurred by Buyer in connection with the enforcement or attempted enforcement against any

Approved Customer or either Seller of this Agreement or in preserving any of Buyer’s rights and remedies against any Approved Customers or either Seller.

     10. No Representation By Buyer. Buyer makes no representation or warranty to Sellers or any other party with respect to the characterization of the transactions hereunder as a sale under applicable laws, rules or accounting principles or guidelines.

     11. Definitions. As used herein, the following terms shall have the following meanings:

     “Adjustment Percentage”: the percentage used to calculate the Purchase Price based upon the aggregate Net Invoice Amount of the Purchased Receivables on any Purchase Date as follows: (i) in the case of any Purchased Receivables which are Eligible Long-Term Receivables, .40% per annum, and (ii) in any other cases, .25% per annum.

     “Approved Country”: as of any date of determination, each country covered by the Insurance Policy as of such date (provided, that the exclusion of any country from the Insurance Policy as of any date shall not in and of itself affect any Receivables previously purchased with respect to such country).

     “Approved Customers”: as of any date of determination, those account debtors of Receivables generated by a Seller and covered by the Insurance Policy as of such date (provided, that the exclusion of any account debtor from the Insurance Policy as of any date shall not in and of itself affect any Receivables previously purchased with respect to such account debtor).

     “Assignment”: See Section 1(a).

     “Average Collection Days”: the number obtained by dividing the Aggregate Collection Amounts by the aggregate Purchased Receivables Payments Received. The Aggregate Collection Amounts is the sum of the Collection Amounts for all of the Purchased Receivables Payments Received. The Collection Amount with respect to a Purchased Receivables Payment Received is an amount obtained by multiplying such Purchased Receivable Payment Received by the number of days from the Purchase Date to the date that Buyer received such Purchased Receivable Payment Received (expressed as dollar days). Purchased Receivables Payments Received are the payments that Buyer receives with respect to the amounts owed by the Approved Customers with respect to the Purchased Receivables, whether such payments are (i) the payments made by or on behalf of the Approved Customers, (ii) the payments made with respect to the Purchased Receivables under the Insurance Policy, or (iii) the payments made by a Seller hereunder with respect to the Purchased Receivables.

     “Business Day”: any day that is not a Saturday, Sunday or other day on which banks in California are required or permitted to close.

     “Buyer”: See the introductory paragraph hereof.

     “Calculation Date”: See Section 1(g).

     “Change of Control”: (i) the acquisition of beneficial ownership by any “person” or “group” (as defined in §13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of a direct or indirect interest in more than thirty-three percent (33%) of the voting power of the then outstanding capital stock of either Seller; or (ii) a merger or consolidation of either Seller with any other Person or the merger of any other Person into Seller or any other transaction, as a result of which the stockholders of such Seller immediately prior to such transaction own, in the aggregate, less than a majority of the voting power of the outstanding capital stock of the surviving or resulting entity; or (iii) the first day on which a majority of the members of the Board of Directors of either Seller are not Continuing Directors. A “Continuing Director” shall mean any director of the Board of Directors of such Seller who is either (A) a member of such Board of Directors on the initial Purchase Date with respect to such Seller or (B) nominated or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or elections; or (iv) with respect to LRI, LRI shall cease to be majority owned and controlled by Lam.

     “Charged-Off Receivable”: any Receivable that is charged-off or should be charged-off under the credit and collections policy of Seller.

     “Collection Expenses Account”: See Section 1(g).

     “Collection Expenses”: all the fees and expenses incurred in collecting the Purchased Receivables, including all reasonable attorneys’ fees and expenses incurred in enforcing Buyer’s rights and remedies as the owner of the Purchased Receivables.

     “Defaulted Receivable”: Receivables over 90 days past due, that are not Charged-Off Receivables.

     “Delinquent Receivable”: Receivables over the applicable due date of either 30, 60 or 90 days, as appropriate for the Approved Customer(s), but less than 90 days, past due.

     “Discount Rate”: With respect to any Purchased Receivables means the sum of (a) the applicable LIBO Rate as quoted by Buyer three (3) Business Days prior to the Purchase Date in respect of such Purchased Receivables and (b) the Adjustment Percentage in respect of such Purchased Receivables.

     “Dispute”: any dispute, deduction, claim, offset, defense or counterclaim of any kind relating to the Purchased Receivables, regardless of whether the same (i) is in an amount greater than, equal to or less than the Purchased Receivables concerned, (ii) is bona fide or not, or (iii) arises by reason of an act of God, civil, strife, war, currency restrictions, foreign political restrictions or regulations or any other circumstance beyond the control of the applicable Seller or the applicable Approved Customer.

     “Drawdown Fee”: a non-refundable fee to be paid by Sellers to Buyer on each Purchase Date based upon a percentage of the aggregate Net Invoice Amount as follows: (i) in the case of any Purchased Receivables which are Eligible Long-Term Receivables, .40% of the aggregate Net Invoice Amount, and (ii) in all other cases, .20% of the aggregate Net Invoice Amount.

     “Effective Date”: the effective date of this Agreement, which shall be the date on which the items listed on Schedule 2 as deliverable on or prior to such date have been delivered.

     “Eligible Long-Term Receivables” means Initial Payments under Receivables which (i) have payment terms of over 90 days, but not in excess of 360 days, from the invoice date, and (ii) otherwise constitute Eligible Receivables.

     “Eligible Receivables”: Initial Payments under Receivables owing to a Seller by Approved Customers that are located in Approved Countries, with standard sales terms, that are insured for their full face value (less deductibles and risk retention) under the Insurance Policy, which meet the following criteria:

     1. Such Receivable arises under a valid and binding contract;

     2. The transfer of such Receivable (and related contract) does not violate any contractual obligation of Seller or any applicable law,

     3. Such Receivable does not constitute a Charge-Off Receivable, a Delinquent Receivable or a Defaulted Receivable; and

     4. Such Receivable satisfies other requirements and criteria required by Buyer.

     “Events of Repurchase”: See Section 6 hereof.

     “Guaranty: See Schedule 2.

     “Initial Payment”: the initial payment due from the Approved Customer under the Eligible Receivable.

     “Insurance Policy”: one or more irrevocable insurance policies, in form and substance satisfactory to Buyer, in its sole discretion, which shall insures Seller against any buyer-approved risk or any non-payment by an Approved Customer of any Receivables, the terms of which shall remain in effect through the first anniversary of the date hereof and under which Buyer shall be the loss payee, a form of which is attached hereto as Exhibit “D”.

     “Insurer”: the insurance company or companies that issue the Insurance Policy.

     “Lam”: See the introductory paragraph hereof.

     “LIBO Rate”: the rate for deposits in United States Dollars for a period of 30, 60 or 90 days (or such other period as may be selected by Buyer to approximate as closely as possible the due date(s) of the Purchased Receivable(s)) which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is three Business Days preceding the Purchase Date, provided that if such rate does not appear on the Telerate Page 3750, “LIBO Rate” shall mean the arithmetic mean of the rates, expressed as a decimal, quoted to Buyer at such time on such day by two or more major banks in the London interbank market selected in good faith by Buyer as a rate per annum at which such deposit, for such period commencing on such first day and in such amount that Buyer reasonably determines is representative for a single transaction in such market on such day, is offered.

     “LRI”: See the introductory paragraph hereof.

     “March Agreement”: See the Recitals hereto.

     “Material Adverse Change”: a material adverse change in the business, assets, property, condition (financial or otherwise) or prospects of either Seller and its subsidiaries, taken as a whole, as determined by Buyer in its sole and absolute discretion.

     “Net Funds”: See Section 1(g).

     “Net Invoice Amount”: the amount of the applicable Purchased Receivable constituting the Initial Payment, as shown on the invoice for such Purchased Receivable as payable by the Approved Customers (net of any discounts, credits or other allowances shown on such invoice to the extent the aggregate amount thereof exceeds the total amount of the invoice less the Initial Payment).

     “Person”: an individual, a partnership, a corporation (including a business trust), a joint stock company, an unincorporated association, a limited liability company, a joint venture, a trust or other entity or a governmental authority.

     “Prime Rate”: the per annum rate publicly announced by Buyer from time to time at its Chicago office as its “prime rate”. The Prime Rate is determined by Buyer from time to time as a means of pricing credit extensions to some customers and is neither directly tied to any external rate of interest or index nor necessarily the lowest rate of interest charged by Buyer at any given time for any particular class of customers or credit extensions. Any change in the Prime Rate shall become effective on the Business Day on which each such change in the Prime Rate occurs.

     “Prohibited Indebtedness Default”: either Seller or any of its subsidiaries (i) shall fail to make any payment when due under the terms of any bond, debenture, note or other evidence of indebtedness in an amount of $10,000,000 or more to be paid by such Person (excluding this Agreement but including any other evidence of indebtedness of either Seller or any of its subsidiaries to Buyer or any of its affiliates) and such failure shall continue beyond any period of grace provided with respect thereto, or shall default in the observance or performance of any other agreement, term or condition contained in any such bond, debenture, note or other evidence of Indebtedness, and the effect of such failure or default is to cause, or permit the holder or holders thereof to cause such Indebtedness to become due prior to its stated date of maturity, (ii) shall fail to pay on its stated date of maturity indebtedness in an amount of $10,000,000 or more under any such bond, debenture, note or other evidence of indebtedness and such failure shall continue beyond any period of grace provided with respect thereto, or (iii) there occurs any termination, liquidation, unwind or similar event under any agreement or instrument relating to the purchase of receivables of either Seller or its subsidiaries (excluding this Agreement) and as a result such Seller or such subsidiary is required to repurchase sold receivables in an amount of $10,000,000 or more.

     “Projected Collection Days”: See Section 1(h).

     “Purchase Agreement”: See the Recitals hereto.

     “Purchase Date”: each date on which Buyer purchases Eligible Receivables.

     “Purchase Date Receivables”: See Section 1(g).

     “Purchase Period”: the period from and including the Effective Date up to March 21, 2006 or, if such date is extended from time to time pursuant to Section 12(d), any later date to which so extended.

     “Purchase Price”: See Section 1(d).

     “Purchased Receivables”: See Section 1(a).

     “Receivables”: all accounts, instruments, documents, contract rights, general intangibles, chattel paper and all other forms of obligations owing to a Seller, whether now existing or hereafter created that represent bona fide obligations of an Approved Customer arising out of such Seller’s sale and delivery of goods and services in the ordinary course of business and all tax refunds, proceeds of insurance and other proceeds thereof.

     “Receivables Documentation”: see Section 2(a).

     “Request”: See Section 1(a).

     “Sellers”: See the introductory paragraph hereof.

     “Settlement Date”: See Section 5(e).

     “Total Uncommitted Facility”: See Section 1(a).

     “Waiting Period” has the meaning given to such term in the Insurance Policy.

     12. General Provisions.

          (a) This Agreement shall be governed by California law, without giving effect to conflicts of law principles. This Agreement represents the parties’ final agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements with respect to such subject matter. No provision of this Agreement may be amended or waived except by a writing signed by the parties hereto. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that Sellers may not assign any of their rights hereunder without Buyer’s prior written consent, given in its sole discretion. Buyer shall have the right with the consent of Sellers not to be unreasonably withheld (which consent of Sellers shall not be required after the occurrence and during the continuation of an Event of Repurchase) to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Buyer’s obligations, rights and benefits hereunder to another bank or other financial institution reasonably approved by Sellers, so long as Buyer shall at all times act as agent for itself and any such assignee or other transferee in the administration of this Agreement.

          (b) Each provision of this Agreement shall be severable from every other provision hereof for the purpose of determining the legal enforceability of any specific provision. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement.

          (c) EACH SELLER AND BUYER, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

          (d) On or before ninety (90) days prior to the end of the Purchase Period, Sellers may request Buyer to extend the Purchase Period for an additional 364-day period. Sellers shall request each such extension by appropriately completing, executing and delivering to Buyer a written request (a “Purchase Period Extension Request”). Sellers understand that this Section 12(d) is included in this Agreement for Sellers’ convenience in requesting extensions and acknowledges that Buyer has not promised (either expressly or by implication), and Buyer does not have any obligation or commitment, to extend the Purchase Period at any time. If Buyer, in its sole and absolute discretion, consents to any Purchase Period Extension Request, Buyer shall evidence such consent by executing and returning two (2) copies of the Purchase Period Extension Request to Sellers not later than the thirty-five (35) days after the date Sellers delivered to Buyer the Purchase Period Extension Request, in which case the definition of “Purchase Period” set forth in Section 11 shall be deemed amended as provided in the Purchase Period Extension Request as of the date of such written notice from Buyer to Sellers. If Buyer, in its sole and absolute discretion, denies such Purchase Period Extension Period, the Purchase Period shall expire at the end of such existing Purchase Period.

          (e) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures Buyer could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of Sellers in respect of any such sum due to Buyer hereunder shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than in dollars in (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by Buyer of any sum adjudged to be so due in the Judgment Currency, Buyer may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to Buyer in the Agreement Currency, Sellers agree, as a separate obligation and notwithstanding any such judgment, to indemnify Buyer against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Buyer in such currency, Buyer agrees to return the amount of any excess to Sellers (or to any other Person who may be entitled thereto under applicable law).

          (f) This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Agreement.

          (g) ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF CALIFORNIA OR IN THE UNITED STATES DISTRICT COURT FOR THE NORTHEN DISTRICIT OF CALIFORNIA; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE BUYER’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA AND OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE. EACH PARTY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, TO THE ADDRESSES IN CALIFORNIA SET FORTH IN SECTION 7 FOR NOTICES OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF CALIFORNIA. EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM

          (h) The obligations, representations, warranties, covenants and agreements of each Seller under this Agreement are several and not joint and several.

[The Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SELLERS
LAM RESEARCH CORPORATION,
a Delaware corporation

By:	/s/ Roch Leblanc

Title:	Treasurer

LAM RESEARCH INTERNATIONAL SARL, a
Swiss corporation

By:	/s/ Mark S. Frey

Title:	V.P. and Corporate Controller

BUYER
ABN AMRO BANK N.V.

By:	/s/ Nancy A. Biondi

Title:	Director, ABN Amro Global Trade Advisory

By:	/s/ Michael Klausner

Title:	Senior Vice President, ABN Amro Global Trade Advisory

EXHIBIT “A”

Instrument of Transfer and Assignment

     The undersigned [Lam Research Corporation, a Delaware corporation] [Lam Research International SARL, a Swiss corporation] (the “Seller”), for valuable consideration which is hereby acknowledged, hereby sells, assigns, sets over and transfers to ABN AMRO Bank N.V. (“Buyer”), all of Seller’s right, title and interest in and to the Initial Payments under the accounts receivable listed on Exhibit “1” attached hereto.

     This assignment and transfer is made without recourse, warranty or representation, except as expressly set forth in the Third Amended and Restated Uncommitted Insured Trade Receivables Purchase Agreement, dated as of March 22, 2005, among Sellers (as defined therein) and Buyer.

[LAM RESEARCH CORPORATION,
a Delaware corporation] [LAM RESEARCH
INTERNATIONAL SARL, a Swiss corporation]

By:

Title:

Date:

EXHIBIT “1”

List of Purchased Receivables

Customer	Invoice Number	Shipment Date	Total Invoice Amount	Initial Payment	Customer P.O. #	Due Date

EXHIBIT “B”

Reserved

EXHIBIT “C”

Insurance Policy Requirements; Repurchase Limit; Purchase Percentage

Insurance Policy Requirements

Commencing on each Purchase Date and continuing until the next Purchase Date, the Insurance Policy shall provide for (i) an aggregate policy limit in an amount equal to $50,000,000 Million Dollars ($50,000,000), (ii) a co-insurance percentage of not greater than twenty percent (20%) of the Net Invoice Amount of all the Purchased Receivables purchased hereunder through and including such Purchase Date (the “co-insurance percentage”), and (iii) a total deductible not greater than $0 (the “Deductible Limit”).

Repurchase Limit

The Repurchase Limit, as of any date and with respect to the Purchased Receivables purchased on such Purchase Date, shall be the sum of (i) the amount obtained by multiplying the co-insurance percentage under the Insurance Policy by the Net Invoice Amount of all the Purchased Receivables purchased hereunder on such date and (ii) the Deductible Limit under the Insurance Policy as of such date.

Purchase Percentage

The Purchase Percentage with respect to Purchased Receivables on a Purchase Date shall be the percentage determined by calculating (i) the Discount Rate applicable to such Purchased Receivable times (ii) one hundred and twenty (120) divided by (iii) three hundred and sixty (360).

EXHIBIT “D”

Form of Insurance Policy

See Attached

Additional Insured Endorsement — See Attached

SCHEDULE 2

Initial Conditions Precedent

     1. This Agreement, duly executed by Buyer and Sellers.

     2. The Certificate of Incorporation of Lam, certified as of a recent date prior to the Effective Date by the Secretary of State (or comparable official) of its jurisdiction of incorporation.

     3. A Certificate of Good Standing including tax good standing (or comparable certificate) for Lam, certified as of a recent date prior to the Effective Date by the Secretary of State (or comparable official) of its jurisdiction of incorporation.

     4. A certificate of a senior officer of Lam, dated the Effective Date, certifying (a) that attached thereto is a true and correct copy of the Bylaws of Lam as in effect on the Effective Date; (b) (i) that attached thereto are true and correct copies of resolutions duly adopted by the Board of Directors of Lam and continuing in effect, which authorize the execution, delivery and performance by Lam of this Agreement and the Guaranty and the consummation of the transactions contemplated hereby and thereby, and (ii) that within five (5) days of Lam’s May 2005 Board of Directors meeting Lam shall deliver written confirmation of the resolutions duly adopted by the Board of Directors on February 17, 2005; and (c) that there are no proceedings for the dissolution or liquidation of Lam.

     5. A certificate of a senior officer of Lam, dated the Effective Date, certifying the incumbency, signatures and authority of the officers of Lam authorized to execute, deliver and perform this Agreement and the Guaranty and all other documents, instruments or agreements related thereto executed or to be executed by Lam.

     6. Certificates of Good Standing (including tax good standing for California) (or comparable certificates) for Lam, certified as of a recent date prior to the Effective Date by the Secretary of State of California.

     7. A copy of the audited consolidated financial statements of Lam for the fiscal year ended June 27, 2004 prepared by Ernst & Young and a copy of the unqualified opinion delivered by such accountants in connection with such financial statements.

     8. A copy of the 10-K report filed by Lam with the Securities and Exchange Commission for the fiscal year ended June 27, 2004.

     9. A copy of the 10-Q report filed by Lam with the Securities and Exchange Commission for the fiscal quarter ended December 26, 2004.

     10. Such other financial, business and other information regarding Sellers, or any of their subsidiaries, as Buyer may reasonably request, including information as to possible contingent liabilities, tax matters, environmental matters and obligations for employee benefits and compensation.

     11. A UCC-1 financing statement listing Lam as “Assignor” and Buyer as “Assignee” reflecting the transfers contemplated pursuant to this Agreement shall be on file with the Delaware Secretary of State.

     12. An opinion of each Seller’s in-house or external legal counsel, addressed to Buyer, covering such legal matters as Buyer may reasonably request and otherwise in form and substance satisfactory to Buyer.

     13. Payment of all fees and expenses payable to Buyer and its counsel on or prior to the Effective Date, including the fees and expenses of McGuireWoods LLP, counsel to Buyer.

     14. A copy of a Third Amended and Restated Guaranty in form and substance satisfactory to Buyer (the “Guaranty”) duly executed by Lam, pursuant to which Lam guaranties the performance of LRI under the Agreement.

     15. As to LRI, an excerpt from the commercial registry showing (i) that LRI still exists, (ii) that LRI has not been liquidated and (iii) the authorized signatories for LRI, certified as of a recent date prior to the Effective Date by an appropriate official of its jurisdiction of incorporation.

     16. A certificate of a senior officer of LRI dated the Effective Date, certifying (a) that attached thereto is a true and correct copy of the organizational documents of LRI as in effect on the Effective Date; (b) that attached thereto are true and correct copies of resolutions duly adopted by the Board of Directors of LRI and continuing in effect, which authorize the execution, delivery and performance by LRI of this Agreement and the consummation of the transactions contemplated hereby; and (c) that there are no proceedings for the dissolution or liquidation of LRI.

     17. A certificate of a senior officer of LRI, dated the Effective Date, certifying the incumbency, signatures and authority of the officers of LRI authorized to execute, deliver and perform this Agreement and all other documents, instruments or agreements related thereto executed or to be executed by LRI.

     18. Evidence that no action is required to perfect in all relevant Swiss jurisdictions the sale of the Purchased Receivables to be sold by LRI to Buyer satisfactory to Buyer, which evidence may be contained in the opinion of LRI’s counsel to be delivered pursuant to item 12 above.